UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

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National Health Investors, Inc.

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(Name of Issuer)

 Common Stock, par value $0.01 per share

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(Title of Class of Securities)

63633D104

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(CUSIP Number)

Alan J. Perkins, Gardere Wynne Sewell LLP,

1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4683

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2007

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
------------------------ CUSIP NO. 63633D104 ------------------------	------------------------ PAGE 2 OF 10 PAGES ------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

W. Andrew Adams

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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

OO, PF

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

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7

SOLE VOTING POWER

     NUMBER OF

590,411

       SHARES

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   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

1,953,887

        EACH

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     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

590,411

        WITH

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10

SHARED DISPOSITIVE POWER

1,953,887

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,544,298

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

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14

TYPE OF REPORTING PERSON*

IN

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*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
------------------------ CUSIP NO. 63633D104 ------------------------	------------------------ PAGE 3 OF 10 PAGES ------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Dorothy B. Adams

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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

OO, PF

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

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7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

2,544,298

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

2,544,298

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,544,298

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
------------------------ CUSIP NO. 63633D104 ------------------------	------------------------ PAGE 4 OF 10 PAGES ------------------------

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

The Adams Group, L.P.

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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

WC

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

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7

SOLE VOTING POWER

     NUMBER OF

-0-

       SHARES

----------------------------------------------

   BENEFICIALLY

8

SHARED VOTING POWER

     OWNED BY

1,864,043

        EACH

----------------------------------------------

     REPORTING

9

SOLE DISPOSITIVE POWER

       PERSON

-0-

        WITH

----------------------------------------------

10

SHARED DISPOSITIVE POWER

1,864,043

------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,864,043

 ------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [_]

------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

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14

TYPE OF REPORTING PERSON*

PN

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*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.

Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.01 per share (the “Common Stock”), and voting and other contractual rights relating thereto, of National Health Investors, Inc., a Maryland corporation (the “Company”), which has its principal executive offices located at 100 Vine Street, Murfreesboro, Tennessee 37130.

This Amendment amends and supplements the Schedule 13D dated as of October 5, 2006 (the “Original Schedule 13D”) filed by W. Andrew Adams (“Andy”), AdamsMark, L.P., a Washington limited partnership (“AdamsMark”), Springland Ventures, L.P., a Washington limited partnership (“Springland”), Dorothy B. Adams, who is the wife of Andy (“Dorothy”), The Adams Group, L.P., a Washington limited partnership (“Adams Group”), Adams Children’s Trust, a Tennessee trust (the “Children’s Trust”), Adams Family Foundation II, a Tennessee private foundation (the “Foundation”), and W. Andrew and Dorothy B. Adams Grandchildren’s Trust, a Tennessee trust (the “Grandchildren’s Trust” and collectively with Andy, AdamsMark, Springland, Dorothy, Adams Group, the Children’s Trust, and the Foundation, the “Initial Reporting Persons”); the Amendment No. 1 to Schedule 13D dated as of November 8, 2006 filed by the Initial Reporting Persons (“Amendment No. 1”); the Amendment No. 2 to Schedule 13D dated as of January 2, 2007 filed by the Initial Reporting Persons and the other persons identified as reporting persons therein (“Amendment No. 2”); and the Amendment No. 3 to Schedule 13D dated as of April 4, 2007 filed by the Initial Reporting Persons and the other persons identified as reporting persons therein (“Amendment No. 3”).

The Original Schedule 13D described a proposal by Andy and AdamsMark of a transaction that, if approved and adopted by the Board of Directors of the Company (the “Board”) and the stockholders of the Company, would have resulted in the Common Stock no longer being publicly traded (the “Initial Proposal”).  In light of the rejection of the Initial Proposal by the special committee of independent members of the Board (the “Committee”), Andy, on behalf of himself, AdamsMark, Springland, Dorothy, Adams Group, and the Children’s Trust (collectively, the “Initial Proponents”), orally submitted a revised proposal to the Committee on November 8, 2006, as disclosed in Amendment No. 1.  In light of the Committee’s decision not to accept the revised proposal, AdamsMark, on behalf of the Initial Proponents, submitted a proposal letter to the Committee on December 1, 2006 (the “December 1 Letter”).  That proposal letter was to have been supplemented with subsequently delivered materials to constitute a new proposal.  Before the supplemental materials were delivered to the Committee, however, the Initial Reporting Persons and the Designated Stockholders (as disclosed and defined in Amendment No. 2) sent a letter containing a new proposal to the Committee on January 2, 2007.  That proposal, like the Initial Proposal, called for a transaction that, if approved and adopted by the Board and the stockholders of the Company, would have resulted in the Common Stock no longer being publicly traded (the “Second Proposal”).

On February 2, 2007, AdamsMark received a letter dated February 1, 2007 from the Committee stating, among other things, that the Committee unanimously concluded not to accept the Second Proposal.  On February 13, 2007, AdamsMark sent a letter to each of the Designated Stockholders terminating the letter agreements pursuant to which they had agreed in principle, effective as of December 1, 2006, to participate in the merger and related transactions contemplated by the December 1 Letter.  On April 4, 2007, AdamsMark, on behalf of itself and the other reporting persons identified in Amendment No. 3, sent a letter containing a new proposal to the Committee.  That proposal, like the Initial Proposal and the Second Proposal, was for a transaction that, if approved and adopted by the Board and the stockholders of the Company, would have resulted in the Common Stock no longer being publicly traded (the “Proposal”).  On April 6, 2007, the Company issued a press release stating that the Committee had concluded not to accept the Proposal.  After further discussion and analysis, the reporting persons identified in Amendment No. 3 have determined to withdraw the Proposal, and they have therefore ceased to constitute a “group.”

This Amendment is filed by W. Andrew Adams, Dorothy B. Adams, and The Adams Group, L.P. (collectively, the “Reporting Persons”) to reflect the termination of the previous group and to report information applicable to only the Reporting Persons.  Capitalized terms used but not defined in this Amendment have the respective meanings given them in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3 (the “Amended Schedule 13D”).

Item 2.

Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

1.

(a)

W. Andrew Adams

(b)

801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(c)

Andy is the President and a director of the Company and is the sole member of Management Advisory Source, LLC, which provides various management services to the Company and the business address of which is 750 S. Church Street, Suite B, Murfreesboro, Tennessee 37130.  Andy also is the Chairman of Board of each of  National HealthCare Corporation, an operator of long-term health care centers with  associated assisted living and independent living centers with its principal office at 100 Vine Street, Murfreesboro, Tennessee 37130, and National Health Realty, Inc., an owner and lessor of licensed skilled nursing facilities, assisted living facilities, and an independent living center with its principal office at 100 Vine Street,  Murfreesboro, Tennessee 37130.

(d)

Andy has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Andy has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Andy is a citizen of the United States.

2.

(a)

Dorothy B. Adams

(b)

801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(c)

Dorothy is the sole general partner of Adams Group.

(d)

Dorothy has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Dorothy has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Dorothy is a citizen of the United States.

3.

(a)

The Adams Group, L.P.

(b)

Limited partnership formed under the laws of Washington.

(c)

Adams Group is engaged in the business of investments in securities.

(d)

801 Mooreland Lane, Murfreesboro, Tennessee  37128.

(e)

Adams Group has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

Adams Group has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is amended to read in its entirety as follows:

The Reporting Persons funded their purchases of Common Stock as follows:

(a)

Andy –

Working capital of AdamsMark, Springland, and Adams Group; funds of the Children’s Trust and Adams Christian Trust, including contributed personal funds.

(b)

Dorothy –

Working capital of Adams Group; funds of the Children’s Trust and Adams Christian Trust, including contributed personal funds.

(c)

Adams Group –  Working capital.

Item 4.

Purpose of Transaction.

Item 4 of  Amendment No. 3 is amended to delete the last paragraph of such Item and add the following at the end of such Item:

On April 6, 2007, the Company issued a press release stating that the Committee had concluded not to accept the Proposal.  The reporting persons identified in Amendment No. 3 subsequently determined to withdraw the Proposal and to cease their efforts to acquire the Company and cause the Common Stock to no longer be publicly traded; and all of those reporting persons have ceased to constitute a “group.”

The Reporting Persons are holding their respective shares of Common Stock for investment purposes, though each of them reserves the right to change his, her, or its intent.  Depending on market conditions and other factors, each of the Reporting Persons may also acquire or dispose of shares of Common Stock from time to time in the future.

None of the Reporting Persons has any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; but each of such Reporting Persons reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.

Interest in Securities of the Issuer.

Items 5(a), 5(b), and 5(c) of the Amended Schedule 13D are hereby amended to read in their entirety as follows:

(a)

The following chart reflects the number of shares of Common Stock beneficially owned by the Reporting Persons and the percentage of the outstanding Common Stock such shares represent:

Name

Shares

Percentage

W. Andrew Adams

2,544,298

9.2%

Dorothy B. Adams

2,544,298

9.2%

The Adams Group, L.P.

1,864,043

6.7%

The percentage calculation is based upon 27,752,239 shares of Common Stock outstanding on May 4, 2007, which is the number of shares of Common Stock reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the Securities and Exchange Commission on May 10, 2007.

(b)

Andy is the sole general partner of AdamsMark and Springland and therefore has sole voting and dispositive power over the 546,411 shares beneficially owned by AdamsMark and over the 44,000 shares beneficially owned by Springland.  Andy is also one of the two trustees, with Dorothy, of each of the Children’s Trust and Adams Christian Trust and therefore shares voting and dispositive power with Dorothy over the 3,250 shares beneficially owned by the Children’s Trust and the 86,594 shares beneficially owned by Adams Christian Trust.

Dorothy, Andy’s wife, is the sole general partner of Adams Group and one of the two trustees, with Andy, of each of the Children’s Trust and Adams Christian Trust; each of Dorothy and Andy as trustee has the power to act independently on behalf of each of  the Children’s Trust and  Adams Christian Trust.  Andy has influence over Dorothy’s decisions as the general partner of Adams Group regarding the voting and disposition of shares held by Adams Group.  Therefore, Dorothy shares voting and dispositive power with Andy over the 1,864,043 shares beneficially owned by Adams Group, over the 3,250 shares beneficially owned by the Children’s Trust, and over the 86,594 shares beneficially owned by Adams Christian Trust.

(c)

During the past 60 days, none of the Reporting Persons has effected any transactions in shares of Common Stock.

Items 5(d) and 5(e) of the Original Schedule 13D are unchanged.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

The Company is a party to an Advisory, Administrative Services and Facilities Agreement effective November 1, 2004 (the “Advisory Agreement”) with Management Advisory Source, LLC (the “Advisor”), which is wholly owned by Andy.  Under the Advisory Agreement, a copy of which is Exhibit D hereto and is incorporated by reference herein, the Advisor manages all of the Company’s day-to-day affairs and provides all such management services through its personnel or third-party agreements.  The Advisor has agreed to use its best efforts to, among other things, (i) recommend to the Board or obtain accounting and auditing services, (ii) recommend to the Board or obtain custodial, transfer agency, registrar, and similar services regarding the Company’s securities, (iii) oversee, handle, prepare, and distribute or cause to be distributed all communications with the existing and future holders of the Company’s outstanding securities and (iv) make recommendations to the Board as to appropriate distributions by the Company to its stockholders.  In performing its obligations under the Advisory Agreement, the Advisor is subject to the supervision of, and policies established by, the Board.  The initial term of the Advisory Agreement expires on December 31, 2010, subject to continuation thereafter from year to year, unless (in any period) terminated earlier by either party on 90 days’ written notice.

Item 7.

Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended by replacing Exhibit A to Amendment No. 3:

Exhibit A

Joint Filing Agreement dated as of June 8, 2007 by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 8, 2007

/s/W. Andrew Adams

W. Andrew Adams

/s/Dorothy B. Adams

Dorothy B. Adams

The Adams Group, L.P.

By: /s/Dorothy B. Adams

Dorothy B. Adams, General Partner

Exhibit A

AGREEMENT REGARDING FILING SCHEDULE 13D

Each of the undersigned hereby agrees that the Schedule 13D to which this agreement is filed as an exhibit shall be filed with the Securities and Exchange Commission on behalf of the parties hereto, and hereby represents to each of the other parties hereto that he, she or it is eligible to use Schedule 13D.  Each of the undersigned agrees that he, she or it is responsible for the timely filing of Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning himself, herself or itself contained therein, and that none of the parties hereto is responsible for the completeness or accuracy of the information concerning the other parties, unless he, she or it knows or has reason to believe that the information concerning the other parties is inaccurate.

June 8, 2007

/s/W. Andrew Adams

W. Andrew Adams

June 8, 2007

/s/Dorothy B. Adams

Dorothy B. Adams

June 8, 2007

The Adams Group, L.P.

By: /s/Dorothy B. Adams

      Dorothy B. Adams, General Partner